Exhibit 99.7

APPENDIX "F"

CIBC FAIRNESS OPINION

CIBC World Markets Inc.
9th Floor, Bankers Hall East
855 - 2nd Street S.W.
Calgary AB T2P 4J7
Tel: 403 260-0500

June 15, 2018

The Board of Directors
of Baytex Energy Corp.
Centennial Place, East Tower
2800, 520 – 3rd Avenue SW
Calgary, AB T2P 0R3

To the Board of Directors:

CIBC World Markets Inc. (“CIBC”, “we” or “us”) understands that Baytex Energy Corp. (“Baytex” or the “Company”) is proposing to enter into an arrangement agreement (the “Arrangement Agreement”) with Raging River Exploration Inc. (“Raging River”) providing for, among other things, the acquisition (the “Proposed Transaction”) by Baytex of all of the outstanding common shares of Raging River (the “Shares”) in exchange for common shares of Baytex.

We understand that pursuant to the Arrangement Agreement:

a)	the Company will acquire each of the issued and outstanding Shares in exchange for 1.36 common shares of Baytex (the “Exchange Ratio”);

b)
the Proposed Transaction will be effected by way of a plan of arrangement under section 193 of the Business Corporations Act (Alberta) among 2099011 Alberta Ltd., a wholly-owned subsidiary of Raging River, Raging River and Baytex;

c)
the completion of the Proposed Transaction will be conditional upon, among other things, approval by (i) at least two-thirds of the votes cast by the holders of Shares (“Raging River Shareholders”) and (ii) a majority of the votes cast by shareholders of Baytex (“Baytex Shareholders”), who, in each case are present in person or by proxy at separate special meetings of such shareholders, and the approval of the Court of Queen’s Bench of Alberta; and

d)
the terms and conditions of the Proposed Transaction will be described in a joint management information circular of the Company and Raging River and related documents (the “Circular”) that will be provided to the Baytex Shareholders and Raging River Shareholders in connection with the special meeting of Baytex Shareholders and Raging River Shareholders, respectively.

Engagement of CIBC

By letter agreement dated June 15, 2018, (the “Engagement Agreement”), the Company retained CIBC to act as a financial advisor to the Company and its board of directors (the “Board of Directors”) in connection with the Proposed Transaction. Pursuant to the Engagement Agreement, the Company has requested that we prepare and deliver to the Board of Directors our written opinion (the “Opinion”) as to the fairness, from a financial point of view, of the Exchange Ratio.

CIBC will be paid a fee for rendering the Opinion and will be paid an additional fee that is contingent upon the completion of the Proposed Transaction. The Company has also agreed to reimburse CIBC for its reasonable out-of-pocket expenses and to indemnify CIBC in respect of certain liabilities that might arise out of our engagement.

Canadian Imperial Bank of Commerce, an affiliate of CIBC, is currently a member of the lending syndicate providing credit facilities to each of Baytex and Raging River (in the ordinary course of its business and unrelated to the Proposed Transaction).

Credentials of CIBC

CIBC is one of Canada’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The Opinion expressed herein is the opinion of CIBC and the form and content herein have been approved for release by a committee of its managing directors and internal counsel, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

Scope of Review

In connection with rendering our Opinion, we have reviewed and relied upon, among other things, the following:

i)	a draft dated June 15, 2018 of the Arrangement Agreement;

ii)	the audited financial statements, management’s discussion and analysis and annual information forms of Baytex for the fiscal years ended December 31, 2015, 2016 and 2017;

iii)	the audited financial statements, management’s discussion and analysis and annual information forms of Raging River for the fiscal years ended December 31, 2015, 2016 and 2017;

iv)	the interim reports, including unaudited financial statements and management’s discussion and analysis of Baytex and Raging River for the three months ended March 31, 2018;

v)
the evaluation of oil and gas reserves reports as of December 31, 2017 prepared by Ryder Scott Company, L.P. and Sproule Unconventional Limited for Baytex and by GLJ Petroleum Consultants Ltd. and Sproule Associates Limited for Raging River;

vi)
certain internal financial, operational, corporate and other information concerning Baytex that was prepared or provided by the management of Baytex, including internal operating and financial projections;

vii)	the operating and financial projections of Raging River prepared or provided by the management of Baytex;

viii)
certain internal financial, operational, corporate and other information concerning Raging River that was prepared or provided by the management of Raging River, including internal operating and financial projections;

ix)	trading statistics and selected financial information of Baytex, Raging River and other selected public companies considered by us to be relevant;

x)	selected financial statistics and financial information with respect to precedent transactions considered by us to be relevant;

xi)
various reports published by equity research analysts, industry sources and credit rating agencies regarding Baytex and Raging River, the oil and gas industry and other public companies, to the extent deemed relevant by us;

xii)
the answers to certain due diligence questions provided by the Baytex and Raging River management teams, respectively, pertaining to operational, financial, legal & regulatory and environmental matters;

xiii)	certificates addressed to us, dated as of the date hereof, from two senior officers of Baytex as to the completeness and accuracy of the Information (as defined below) provided to us; and

xiv)	such other information, analyses, investigations, and discussions as we considered necessary or appropriate in the circumstances.

In addition, we have participated in discussions with members of the senior management of the Company regarding its past and current business operations, financial condition and future prospects. We have also participated in discussions with Stikeman Elliott LLP, external legal counsel to the Company, concerning the Proposed Transaction, the Arrangement Agreement and related matters.

Assumptions and Limitations

Our Opinion is subject to the assumptions, qualifications and limitations set forth below.

We have not been asked to prepare and have not prepared a formal valuation or appraisal of any of the assets or securities of the Company, Raging River or any of their respective affiliates and our Opinion should not be construed as such, nor have we been requested to identify, solicit, consider or develop any potential alternatives to the Proposed Transaction.

With your permission, we have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by the Company, Raging River or their affiliates or advisors or otherwise obtained by us pursuant to our engagement, and our Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to or attempted to verify independently the accuracy, completeness or fairness of presentation of any such information, data, advice, opinions and representations. We have not met separately with the independent auditors of the Company or Raging River in connection with preparing this Opinion and with your permission, we have assumed the accuracy and fair presentation of, and relied upon, the Company’s and Raging River’s audited financial statements and the reports of the auditors thereon and the Company’s and Raging River’s interim unaudited financial statements.

With respect to the historical financial data, operating and financial forecasts and budgets provided to us concerning the Company and Raging River and relied upon in our financial analyses, we have assumed that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgements of management of the Company and Raging River, having regard to the Company’s and Raging River’s business, plans, financial condition and prospects.

We have also assumed that all of the representations and warranties contained in the draft Arrangement Agreement are correct as of the date hereof and that the Proposed Transaction will be completed substantially in accordance with its terms and all applicable laws and that the Circular will disclose all material facts relating to the Proposed Transaction and will satisfy all applicable legal requirements.

The Company has represented to us, in a certificate of two senior officers of the Company dated the date hereof, among other things, that the information, data and other material (financial or otherwise) provided to us by or on behalf of the Company, including the written information and discussions concerning the Company and Raging River (prepared or provided to us by the Company) referred to above under the heading “Scope of Review” (collectively, the “Information”), are complete and correct at the date the Information was provided to us and that, since the date on which the Information was provided to us, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its affiliates and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion.

We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Proposed Transaction or the sufficiency of this letter for your purposes.

Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company and Raging River as they are reflected in the Information and as they were represented to us in our discussions with management of the Company and its affiliates and advisors. In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, markets and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.

The Opinion is being provided to the Board of Directors for its exclusive use only in considering the Proposed Transaction and may not be published, disclosed to any other person, relied upon by any other person, or used for any other purpose, without the prior written consent of CIBC. Our Opinion is not intended to be and does not constitute a recommendation to the Board of Directors as to whether they should approve the Arrangement Agreement nor as a recommendation to any Baytex Shareholder as to how to vote or act at the special meeting of Baytex Shareholders or as an opinion concerning the trading price or value of any securities of Baytex or Raging River following the announcement or completion of the Proposed Transaction.

CIBC believes that its financial analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of a fairness opinion is complex and is not necessarily susceptible to partial analysis or summary description and any attempt to carry out such could lead to undue emphasis on any particular factor or analysis.

The Opinion is given as of the date hereof and, although we reserve the right to change or withdraw the Opinion if we learn that any of the information that we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw the Opinion, to advise any person of any change that may come to our attention or to update the Opinion after the date of this Opinion.

Opinion

Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion, as of the date hereof, that the Exchange Ratio is fair, from a financial point of view, to Baytex.

Yours very truly,

(signed) “CIBC World Markets Inc.”

CIBC World Markets Inc.